Exhibit 99.1

GoldenTree Asset Management, LP
300 Park Avenue, 21st floor
New York, NY 10022
Telephone  212.847.3500
Toll Free     866.465.GTAM
Facsimile   212.847.3535

Fellow Oi S.A. Shareholder:

We are writing to you as a fellow shareholder of Oi S.A.

As you may know, the company is holding an extraordinary general shareholders meeting on September 17, 2018 at which shareholders will be asked to vote on, inter alia, the new slate of directors for Oi proposed by the company’s interim board of directors, and a chair for such new board. Institutional Shareholder Services has recommended that shareholders vote for the previous chair of the company, Mr. José Mauro Mettrau Carneiro da Cunha, to continue in that capacity going forward. While GoldenTree appreciates and respects Mr. Mauro’s many years of service to Oi, GoldenTree believes it is time for new board leadership, along with its new beginning. As such, GoldenTree intends to vote its managed shares in favor of Mr. Eleazar de Carvalho Filho to fill the role of chair. The board would continue to benefit from Mr. Mauro’s years of experience as a continuing member of the board, and GoldenTree supports both his continued presence on the board, as well as the rest of the new slate of directors being voted upon.

Following the consummation of Oi’s debt-for-equity exchange at the end of July 2018, funds and accounts managed by GoldenTree Asset Management LP collectively became one of the largest shareholders of the company. For the previous two years, we have been a key participant in the negotiations of the restructuring plan, and in the process have to come to appreciate the important role of governance in this restructuring.

Mr. Carvalho was appointed to the board pursuant to the restructuring plan, and is the only individual specifically required by the restructuring plan to both serve on the interim board, and be included on the slate of members to be considered for the new board, reflecting the respect that creditors generally afforded to Mr. Carvalho. Mr. Carvalho is the principal of a prominent advisory firm in Brazil, and has significant experience in Brazil’s business community. Mr. Carvalho previously served as the president of BNDES, the Brazilian national development bank, among many other prominent management and board roles, both past and present, and public and private. Mr. Carvalho’s credentials are set forth below.

GoldenTree first came to know Mr. Carvalho when he was selected by a group of international creditors, including GoldenTree, to serve as one of its advisors in connection the restructuring of the company. In that role, he was the group’s principal interlocutor with many of the public and private constituencies that were key to the restructuring process and that will continue to be vital to the successful emergence and transformation of the company. To be clear, GoldenTree had no prior relationship with Mr. Carvalho, and he is no longer an advisor to us or in any form affiliated with GoldenTree.

Governance was pivotal to the development of the restructuring plan and will be critical to the future success of Oi. We believe Mr. Carvalho is eminently qualified to lead the board going forward.

Best Regards,

GoldenTree Asset Management LP

Mr. Eleazar de Carvalho Filho’s Credentials

•	Mr. Carvalho Filho is the founding partner and CEO of Virtus BR

•	Prior to founding Virtus BR, Mr. Carvalho Filho was the Managing Partner and CEO of Unibanco Banco de Investimento (Unibanco’s Investment Banking arm), CEO of BNDES (the Brazilian Development Bank), and Country Head of UBS Brazil

•	He was also Head of the Corporate Finance Division at Banco Garantia, Director and Treasurer at Alcoa, and Managing Director of International Division at Citigroup/Crefisul

•	Mr. Carvalho Filho is a former board member of Oi, Petrobras, Companhia Vale do Rio Doce, Eletrobras, Alpargatas, amongst others, and former Chairman of BHP Billiton Brazil

•	Currently, Mr. Carvalho Filho serves as a board member of Grupo Pão de Açúcar (CBD:US) and member of the audit committee and chairman of the finance committee; TechnipFMC plc (FTI:US) and member of the audit and nominating and governance committee; Cnova N.V. (Euronext CNV); and Brookfield Renewable Partners LP (BEP:US) and member of the audit committee

•	Mr. Carvalho Filho holds a bachelor’s degree in Economics from New York University, and a M.A. degree in International Relations from The Johns Hopkins University